Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Presentation by Scott M. Hand
Chairman and Chief Executive Officer, Inco Limited
Prudential Equity Group’s
Metals & Mining Conference
March 29, 2006, New York
Good morning and thanks for being here today. Recent times have been pretty interesting and exciting for Inco. We made a lot of progress in 2005 and we intend to keep right on going in 2006. And in a very strong nickel market.
On the screen are Inco’s safe harbor statement on forward-looking information and related statements. Unless otherwise stated, forward-looking information in my remarks excludes the impact of Inco’s offer for Falconbridge.
Given recent changes in Canadian securities legislation, I should make a few additional points:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	We have filed the text and slides used in this presentation on SEDAR in Canada;

•	Additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward looking information or statements, and were used in developing our forecast or projections, is set forth in the Cautionary Statement in our 2005 10-K which was filed last week and is on SEDAR in Canada.
Also, all currency references are in U.S. dollars.
You’ve seen our 2005 results. We had a great year, with revenues and Canadian GAAP earnings at all-time highs. Cash flow from operations was very strong. We raised our quarterly dividend by 25%, reflecting our excellent financial position and our outlook for continued strong nickel markets.

We met or beat our production, cost and price premium guidance for 2005. Our output was consistent and reliable — with productivity improvements across the board. Voisey’s Bay started ahead of schedule and the ramp-up is going very well. Building our Goro project is well underway, with strong leadership. We have about $1 billion in the bank. Our balance sheet is in excellent shape.
And, of course, our friendly acquisition of Falconbridge will create the world’s leading nickel company and a great copper company — but more on that later.
A key to Inco’s success is the nickel market, which has gathered steam as we have moved into 2006. Despite what you may hear, the nickel market is very healthy and demand is strong in virtually all areas. And nickel companies are producing all they can. Still supply will continue to chase demand for some time to come.
Our 2006 nickel outlook is based on four items: rebounding world stainless steel output; a tighter stainless steel scrap market; strength in non-stainless nickel demand; and limited nickel supply growth.
The global economy has been improving steadily. That’s great news for stainless steel production and for nickel demand. Several leading indicators point to a better year for 2006. Remember that nickel demand and industrial production have had a 94% correlation over the last 50 years. Stainless production growth has averaged 1.5 times industrial production growth for the last 50 years.
Improving economies and industrial production growth estimates of about 6% worldwide support our stainless production growth forecast of over 7% for 2006. There is a real change, a dramatic recovery taking place in the stainless industry right now — and it is not yet being seen or understood by analysts who look at the market through a rear view mirror. Stainless output growth will not only be strong in China — it will be strong worldwide.
Some recent information for you. The Asian markets, especially Taiwan and Korea, have shown marked improvement in orders, prices and output. January melt rates in Taiwan were up 11% as compared to December; in Korea they were up 7% — and melt rates in both countries have increased further since then. In Japan, inventories have dropped to healthy levels. January orders were up 14% from December levels with strength in both domestic and export orders. Order books in Japan continue to gain strength.
In Europe, orders are recovering sharply, base prices are rising and producers are optimistic. Stainless shipments in January were up 8% year-over-year and nickel containing stainless steel is outpacing non-nickel containing stainless growth.

And in the U.S., stainless inventories are falling, prices are rising and production is strong. January shipments were up 15% from December and show continuing strength.
Consumption is rebounding around the world, inventories are down, and new facilities are expected to continue to ramp up and will need nickel. So the stainless market has recovered as we said it would — and is on its way to meet our forecast for a strong 2006.
This year China will become the world’s biggest stainless steel producer — building three million tonnes of new capacity in 2006 alone. Chinese nickel consumption should climb about 30% — or over 50,000 tonnes — taking up most of the nickel supply growth. Also Western World stainless output should rise by over 500,000 tonnes.
The average nickel grade of stainless will increase. We saw low nickel containing 200 series stainless steel imports to China fall from 70,000 tonnes monthly a year ago to below 30,000 tonnes in December. This alone could represent 20,000 tonnes of new nickel demand this year. So substitution with lower nickel content stainless 200 series was problematic and output is now being cut.
And, even though many have said China’s growth could not continue, industrial production growth in China continues at over 16% annually.
The second key driver for 2006 is tightness in nickel containing stainless steel scrap. Last year, even the record nickel price could not bring more scrap to the market; scrap supply fell by some 1%. This year scrap should be much tighter; we’re assuming supply growth of 2% at most. With 7-to-8% stainless production growth, lower 200 series demand and a flat austenitic, or nickel-containing stainless steel, ratio, it’s clear how tight scrap markets will be and how much primary nickel demand for stainless steel will therefore rise.
Stainless output cuts in the second half of 2005 have reduced supply by thousands of tonnes of nickel in scrap for 2006. Increasing stainless production always means there’s less scrap to make new stainless steel. Thus high stainless output growth, which we are now seeing, typically brings a sharp fall in the scrap ratio.
Also, high nickel prices in the past two years led to the collection and liquidation of large quantities of old scrap that will not be available to the market this year.
The third point for 2006 is nickel demand in the non-stainless market, likely up 6-to-8%, given continuing strength in the aerospace build rate and robust increases in other uses. For example, we see rapid growth in hybrid electric vehicles and consumer nickel metal hydride cells.

The fourth market driver this year is supply. Overall output growth will be about 3-to-4%, or roughly 45,000 tonnes. With most producers at or above capacity and historic maximums, there is a very high risk of disruptions, which can’t be offset by later production. In 2005, some 45,000 tonnes of output was lost to strikes, feed shortages, maintenance issues and weather conditions.
The stainless steel rebound and limited nickel expansions will lead to a supply/demand deficit this year. And losses from disruptions could tighten the market even further. Elevated nickel prices should act to keep demand in line with supply.
We expect the nickel market will be tight through the end of the decade. While new greenfield nickel supply will come in a couple of years, and several brownfield expansion will occur, world supply will still not be enough to keep pace with demand growth of 5% — and the impact of China makes a 5% demand growth projection seem very conservative. Remember, during the last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged over 7% per year.
So I know that the market is currently in love with copper, zinc and aluminum as they should be. But despite what a number of soothsayers are saying, the nickel market is also very strong and should remain so for some time to come.
Let me now turn to Inco. Our achievements in 2005 have prepared us well for 2006 and beyond.
Nickel production from all sources was 487 million pounds in 2005. Given strong prices, we expect to boost profitable 2006 output to 535 million pounds, plus we’ll get another 30 million pounds of finished nickel through toll smelting and refining concentrates in Finland, under contracts with OMG and Boliden.
And we could do even better! Our Sudbury smelter is running well. Our new oxygen plant is expected to be on line in May. By late 2006 in our Ontario mill, we’ll be able to divert some copper into copper concentrate and increase nickel production in the smelter. Voisey’s Bay achieved commercial production in December — four months early.
As for copper, our 2006 output should climb to 340 million pounds, including 65 million pounds in Voisey’s Bay concentrates.

PGM output should be in the 400,000-ounce range this year — and we’ll push for more. And we expect to raise PGM output in 2007 and beyond. With Voisey’s Bay feed, cobalt output should rise to five million pounds in 2006.
Our 2005 nickel unit cash cost of sales, net of by-product credits, was $2.65 a pound — above 2004’s level, due to the strong Canadian dollar; higher energy prices; rising costs for supplies and services; and lower output due to planned shutdowns, which were partly offset by higher by-product prices.
In 2006, we expect nickel unit cash cost of sales after by-product credits of $2.35-to-$2.40 a pound assuming a stronger Canadian dollar and higher energy costs. Assumed lower costs for purchased feed, increased nickel and copper output, and rising by-product credits should serve as a partial offset.
Also included in our 2006 annual cash cost estimate is $0.12 a pound that we’ll spend to maximize production and take advantage of the high nickel prices.
We expect our 2006 Inco mine-source production unit cash cost of sales to be $2.15-to-$2.20 a pound at consensus commodity prices.
Our 2006 Voisey’s Bay nickel in concentrate output is forecast at 120 million pounds — with a minimum of 83 million pounds through the smelters and refineries this year. In the second half, with the pipeline filled, our overall nickel unit cash cost of sales should be at least $0.15 a pound lower than the full year estimate.
With cash costs after by-product credits in the low $2 a pound range, we are very well positioned on the nickel cost curve.
Let’s take a closer look at Inco’s existing operations.
PT Inco’s 2005 output was a record 168 million pounds of nickel in matte. By building a third hydroelectric power facility, we plan to increase PT Inco’s production capacity by 33% over the nameplate amount to 200 million pounds of nickel in matte yearly by 2009, while lowering annual cash costs by $0.10-to-$0.15 a pound and cutting energy supply risk.
And we have many opportunities in our Contract of Work area to undertake major expansions.
Ontario’s mines met output targets last year and set productivity records. We produced 216 million pounds, despite a very complex shutdown to get ready for the feed from Voisey’s Bay. For 2006, we expect record Ontario throughput levels, resulting in 243 million pounds of nickel production.

Our project to remove copper in our mill before smelting and refining allowing us to raise nickel production in Sudbury will drive exploration and mine development. We’ll make a decision this year on the Totten Mine; it has good nickel and a high PGM component. We’ll also advance the feasibility of Kelly Lake. We’ll work with the Steelworkers on a new collective agreement to replace the one that expires May 31. And we plan a three-week maintenance shutdown.
During our maintenance closure last year at Manitoba we converted from two furnaces to a higher productivity, lower cost, single furnace, allowing us to raise throughput capacity to achieve operating annualized savings. In Manitoba, we plan to produce 120 million pounds of nickel this year and we’ll bring our new and larger cobalt plant into full production. For the first time in 25 years, we’ll operate for a full year without shutting down processing.
At Voisey’s Bay, our 50,000-tonne-a-year project is running well. Money-forward returns from January 2003 should top 23%, based on $3.75 a pound nickel and $1 a pound copper. In October, we opened our hydromet demonstration plant, and we’ve already produced nickel cathode, copper and cobalt.
And we’re seeing positive results from our advanced exploration at the Reid Brook Deposit. The area we’re working on shows good thickness and the high nickel/copper grades of a massive sulphide zone — with hundreds of metres of favourable structure still to explore.
Now on to our Goro project in New Caledonia. Goro will be a great new source of nickel to Asia. It likely will be expanded many times, so looking at Phase One financial results alone undervalues it’s potential.
Engineering is about 72% done, with over 1,300 workers now on site. All major construction contracts have been awarded. Our test mine is into the saprolite horizon and exposed bedrock. Soon the first of almost 3,000 skilled construction workers will arrive. In the Philippines, building of the 400 modules and preassembled units for the plant is progressing well; delivery of the first modules will start in April. This year we should finish the port, the steam power plant and the process water pipeline; with the local utility firing up its first generator.
We’re getting cost efficiencies from modularization and contracting strategies. Capex for the mine, process plant and infrastructure will likely be at the upper end of the $1.878 billion plus 15% cost range. A definitive estimate is due in late Q2, when engineering is at least 80% complete.
With start-up at the end of 2007, we should get about 75% of annual capacity of 60,000 tonnes of nickel after one year — and 90% after year two.

Goro’s annual return should be 16% at $3.75 a pound nickel and $9 per pound cobalt — exceeding most other new nickel projects. Cash cost per pound of nickel, after by-product credits, should be about $1.10-to-$1.15, at assumed metals prices. Total nickel unit cost of sales will be about $2 per pound, including depreciation and amortization.
Given Goro’s low cost position and tax holiday, 2009 should bring about $220 million of cash flow — or $1 a share, fully diluted — at metals prices shown on the slide.
Some people still doubt the technology. The nickel pressure acid leach process worked for the Australian laterite projects; their issues were construction materials and operating challenges. We’ve learned from that. Nearly all our technology is now used effectively for nickel and we ran a 2 1/2-year pilot plant program. PT Inco’s wet laterites have taught us a lot. We’ve hired experienced people. In every way, we’re on track to succeed.
And Goro can grow either through a fourth autoclave on ground already prepared, which would add 15,000-to-20,000 tonnes of capacity — or by doubling plant size.
Turning to Inco on a consolidated basis, we estimate our capex at $1.82 billion this year before partner and government funding. Sustaining capex will be about $315 million. Net capex funding needs will be about $1.35 billion after French government assisted financing for Goro, contributions from our Goro partners and government support for Voisey’s Bay. Capex funding should decrease after that.
Our cash generation in 2006 would be about $1.4 billion, or about $6.30 a share, at current consensus metals prices.
Now I want to talk about the New Inco. Antitrust regulatory reviews continue to proceed. We have continued to meet with authorities from the Department of Justice, or DOJ, and the European Commission, or EC, and discuss where they are in their evaluation of the competitive concerns they have identified. If a remedy will ultimately be required to obtain DOJ and EC clearances, we continue to believe that we can reach a mutually acceptable remedy with both agencies.
We believe that the key potential competitive concerns relate to nickel going into superalloys for critical rotating parts for jet engines; and plating. However, there is a lot of competition in supplying these uses and market dynamics would satisfactorily address any supply issues.
Once we obtain the remaining regulatory clearances, we will proceed with our offer for Falconbridge.

And let me say again what we are creating with the New Inco. The world’s leading nickel company, with 815 million pounds of output pro forma in 2006, and just under one billion pounds in 2009. We’ll have a large and very low cost copper company, with pro forma output of 1.486 billion pounds in 2006 and the potential to double production by 2011. Our nickel and copper cash costs will be very competitive. And we’ll have good positions in zinc, PGMs, cobalt and aluminum — and very attractive cash flow.
We will be diversified in what and where we mine, produce, market and sell — with operations on virtually every continent. The New Inco will be larger and better financed — a resource rich company with a vast project pipeline, a terrific exploration portfolio and tremendous prospects for long-term growth.
From year one, Falconbridge will be accretive to our net asset value, earnings and cash flow. We’ll have a very solid financial position — and an enterprise value of about $24 billion — moving us well up the scale of world mining companies. And with an EBITDA of $3.8 billion, the New Inco will be among the top metals and mining companies on the North American stock markets. With a re-rating in the capital markets, a multiple expansion for the New Inco has to be in our future.
When we complete the acquisition, we’ll be well prepared to execute on the integration plan - annual pre-tax synergies of $350 million by mid-2008, with a net present value of $2.5 billion at a discount rate of 7%. These synergies are real and uniquely available to Inco and Falconbridge as we come together as one company. I’ve heard suggestions that this major undertaking could be done by a joint venture — nice in theory but not in reality. The achievement of the synergies in Sudbury will require major changes in materials flows in the Sudbury Basin and important long-term commitments and investment, which we believe can be achieved only through the combination of our two companies. It took us more than two years working together with Falconbridge people just to achieve the copper refining agreement with Falconbridge. And very importantly we need and want the backing of our people — both union and non-union. Our union — the Steelworkers — is very supportive of our deal. We also have strong support from all levels of governments in Canada.
So the Inco of tomorrow will be an even more impressive and dynamic company; firmly rooted in the strongly and profitably growing Inco of today.
•	We are growing in a market that can’t be readily judged against cycles of the past. With nickel’s strength, supply will chase demand for some time to come.

•	We are working to make our nickel operations in Canada and Indonesia as competitive and productive as we can. They are low cost and stack up very well. Like others, we face cost pressures from energy, exchange rates and materials; but we’re operating efficiently and bringing on low-cost production to enhance our outstanding market position.

•	Voisey’s Bay is a major success. We began commercial production four months earlier than first planned; we had a great ramp-up, and new low-cost, high-grade nickel concentrate is running through our operations.

•	We’re building Goro with a veteran team that will deliver.

•	And we’re expanding PT Inco and maximizing production out of Ontario and Manitoba.

•	All of this means boosting Inco’s production more than 45% by 2009 from 2005 levels. We can grow well beyond that time with our great orebodies and a reserve and resource position unparalleled in the nickel industry.

•	We intend to maintain strong cash flows and a robust balance sheet.

•	And acquiring Falconbridge will transform Inco. We’ll become the world’s largest nickel company and a leading copper company. We’ll diversify the metals we produce, where we produce them, and where they are sold — with the properties and the financing capacity to grow. The New Inco means excellent value opportunity for investors and even brighter prospects for our future.
On every front, Inco is capitalizing on great potential — and I’m confident that we will succeed.
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the proposed transaction with Falconbridge that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005, January 20, 2006 and February 27, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.